February 17, 2017

Christina DiAngelo-Fettig

Sr. Staff Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Ranger Funds Investment Trust – File Nos. 811-22576, 333-175328

Dear Ms. DiAngelo-Fettig

On January 4, 2017 you provided additional oral comments with respect to the Annual Report to Shareholders, for the period ended July 31, 2016 (the "Annual Report"), for the Ranger Small Cap Growth Fund and the Ranger Quest for Income and Growth Fund (the “Funds”), each a series of the Ranger Funds Investment Trust (the "Registrant").  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.

Comment.

Please confirm that the fact sheet for the Quest for Income and Growth Fund has been updated on the Funds’ website.

Response.

In your comments on October 26, 2016, you requested Registrant update the prospectus strategy and risk disclosures to reflect a concentration in the financial sector.  Registrant notes that the Fund does not concentrate in the financial sector, or any other sector, as a matter of principal investment strategy.  Additionally, Registrant notes that sectors are an economic concept representing a non-standardized grouping of industries that service providers group at their discretion.  As a result, the allocation of a fund’s portfolio between sectors may vary depending on the industry classification service employed, such as between Global Industry Classification Standard (“GICS”) classification system and the Russell Global Sectors classification system.  Finally, Registrant is not aware of a requirement to include such disclosure; Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended, pertains to industry or group of industries, and believes such disclosure may be impermissible based on prior staff comments.  Registrant has updated the Fund’s fact sheet on the

February 17, 2017

website to specify the sector classification system used and provide a definition of “sector”.

2.

Comment.

In future shareholder report filings, please disclose that the Funds follow the accounting and reporting requirements for Investment Companies under ASC 946 and ASU 2013-08.

Response. Registrant will add disclosure noting that the Trust is an investment company and follows the accounting and reporting guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 946 and ASU 2013-08 in future reports.

3.

Comment.

In future shareholder reports, please disclose the method used to allocate income and expenses, and realized and unrealized capital gains and losses to each share class.

Response.

Registrant add disclosure in future shareholder reports noting that in accordance with the Declaration of Trust, profits and losses of the each Fund is allocated to each series of shares based on its relative net assets within the Fund.

4.

Comment.

We have the following follow-up questions regarding your response to our Comment 10 as provided in your letter dated December 9, 2016.

a)

Please explain to the staff how often, during a fiscal year, the adviser and Fund cash settle the amounts due to the adviser (e.g. management fee) and the amounts due to the Fund (e.g. expenses in excess of an expense limitation).  If these amounts are cash settled only at the end of a fiscal year, then is that considered a loan to/from the adviser?

b)

At a time that the adviser is able to recoup expenses previously waived, will the adviser receive those recoupments in cash throughout the year or only at the end of the fiscal year?  If the adviser receives a cash payment at the end of the year, could that be considered a loan to the adviser from the Fund during the year?

c)

Please provide the staff with Management’s FAS 5 analysis to determine whether or not to book a liability for the recoupment of fees waived or expenses reimbursed.

Response.

Registrant has reconsidered its response and determined to amend its waiver recapture such that that amounts waived or reimbursed pursuant to the

February 17, 2017

expense limitation agreements between the Registrant and the Funds’ investment advisers will be recoverable for only three years from date waived or reimbursed rather than in the 3 years following the fiscal year in which the waiver or reimbursement was made.

5.

Comment.

The Funds changed accountants in 2014.  Please explain why the complete disclosure requirements of Item 27(b)(4) of Form N-1A and the disclosure requirements of Item 77K of Form N-SAR were not included in the applicable disclosure documents.  vide a consent from that firm or explain why such disclosure and consent is not necessary.

Response.  The Funds were previously audited by Rothstein Kass, P.A. (“Rothstein”).  Rothstein was acquired by KPMG in June 2014.  As a result of the transaction, effective June 30, 2014, Rothstein resigned as the independent registered public accounting firm for the Funds.  Because Rothstein is no longer in business, there is no one to provide an opinion, consent or letter of any kind on behalf of the firm.  Therefore, no specific reference is made to that firm and no letter provided.  Registrant notes, however, that Rothstein was acquired by KMPG, KPMG continues to audit the Funds today, and KPMG has provided all required communications and consent.    Additionally, please see the Addendum to this letter for copies of the letters from Rothstein to the Commission and from KPMG to the Registrant in connection with the transition.

6.

Comment.

Instruction 1(b) to Item 27(d)(1) of Form N-1A permits the narrative disclosure accompanying an expense example to be changed as needed to accurately reflect a fund’s circumstance.  Please consider revising the disclosure in the introductory narrative of the “Expense Illustration” disclosure to reference distribution fees.

Response.  Registrant will consider revising the disclosure as noted in future shareholder reports.

* * * * *

If you have any questions or additional comments, please call Emily Little at (614) 469-3264.

Sincerely,

/s/Emily M. Little

February 17, 2017

Emily M. Little

ADDENDUM

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

August 7, 2014

Audit Committee of the Board of Trustees
Ranger Funds Investment Trust
2828 N. Harwood St
Suite 1600
Dallas, Texas 75201

Ladies and Gentlemen:

KPMG LLP has completed its acquisition of certain assets of Rothstein Kass.

Our professional standards require that, prior to accepting an initial audit engagement for an SEC audit client, we provide you with a written description of all relationships between our firm and Ranger Funds Investment Trust and affiliates (the Company) and persons in financial reporting oversight roles at the Company that may reasonably be thought to bear on independence. This letter is intended to comply with these reporting requirements and to facilitate a subsequent discussion with you on auditor independence.

The firm and certain covered persons in the firm may have financial relationships with the Company. The firm and covered persons in the firm will be required to dispose of those relationships prior to the commencement of our professional engagement period.

As of the date of this letter, we are not aware of any relationships between our firm and the Company and persons in financial reporting oversight roles at the Company that may reasonably be thought to bear on independence.

Note that any of the above relationship disclosures exclude any relationship between Rothstein Kass, your former auditor, and the Company.

* * * * * * *

This letter is intended solely for the use of the Audit Committee of the Board of Trustees, and should not be used for any other purpose.

Very truly yours,

KPMG LLP

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

February 17, 2017

Rothstein Kass
Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

Ranger Funds Investment Trust
2828 Harwood Street, Suite 1600
Dallas, TX 75201
National Corporate Research, Ltd.

Office of the Chief Accountant
Securities and Exchange Commission
Mail Stop 6561
100 F Street, N.E.
Washington, D.C. 20549

Sent via email: secpsletters@sec.gov

On June 30, 2014, KPMG LLP ("KPMG") acquired certain assets of ROTHSTEIN-KASS, P.A. (d/b/a Rothstein Kass & Company, P.C.) and certain of its affiliates ("Rothstein Kass"), the independent registered public accounting firm for Ranger Funds Investment Trust (the "Company"). As a result of this transaction, on June 30, 2014, Rothstein Kass resigned as the independent registered public accounting firm for the Company (Commission File No. 811-22576). This is to confirm that the client-auditor relationship between the Company and Rothstein Kass has ceased.

Sincerely,

Rothstein Kass

Rothstein Kass